United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

CVRD’s Alunorte Obtains Financing for Capacity Expansion

Rio de Janeiro, July 30, 2004 – Companhia Vale do Rio Doce (CVRD) informs that its subsidiary Alunorte Alunorte – Alumina do Norte do Brasil S. A. (Alunorte) obtained a loan of US$ 310 million for the financing of the development of stages 4 and 5 of its alumina refinery.

The Alunorte expansion project, already in execution, will increase its annual alumina production capacity by 1.8 million tons, allowing the refinery to reach a total annual production capacity of 4.2 million tons. The capex budget is US$ 582.7 million. The conclusion of the project is estimated for mid 2006.

The US$ 310 million financing has a tenor of 10 years, grace period of four years, average life of 7.3 years and a cost of six-month LIBOR + 2% per annum until the conclusion of the project, and of six-month LIBOR + 3% thereafter. The loan carries a political risk insurance given by the German Government (GKA) and the Norwegian Government (GIEK). The financing was underwritten by a syndicate of banks composed of KfW, West LB AG, ING Bank N.V., ING-BHF Bank, DnB NOR Bank ASA, and the Nordic Investment Bank.

This transaction contributes to make viable the execution of an extremely competitive expansion project, with one of the lowest capex costs per ton in the world and in line with CVRD’s strategic focus on the upstream of the aluminum production chain.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: August 2, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer